UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40238

SANTECH HOLDINGS LIMITED

F3, 8 Yincheng Mid. Road, Pudong New District,

Shanghai, People’s Republic of China, 200120

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Santech Holdings Limited Announces Update on its Board and Senior Management

On September 17, 2024 Beijing Time, the registrant announced updates to its board of directors (the “Board”) and senior management team. To the Company's best knowledge, Mr. Han Hongwei, the Chairman of the Board, and Madame Wang Dian, the Chief Executive Officer and a director of the Company, have been detained by, and are currently under investigation by certain branch office of Shanghai Municipal Public Security Bureau with respect to alleged illegal activities at Hywin Wealth Management Co., Ltd. (“Hywin Wealth Management”). As previously announced, the Company terminated its VIE arrangements with Hywin Wealth Management on June 28, 2024. Hywin Wealth Management is a company incorporated in mainland China and wholly owned and controlled by Mr. Han, and is not otherwise related to the Company. Santech Holdings Limited is not associated with this matter, nor has the Company received any official notice from any government authority as of the date of this announcement. A copy of the press release issued by the registrant regarding the foregoing is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1	Press release dated September 17, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santech Holdings Limited

By:	/s/ Lawrence Lok
Name:	Lawrence Lok
Title:	Chief Financial Officer

Date: September 17, 2024 Beijing Time